Elevate.Money

Wow! Our insider community round on WeFunder is off to a HOT start, thanks to you!

Almost half of our discounted valuation shares have been reserved - and our campaign has not yet been formally announced to the Wefunder community. We expect it to sell out very soon, so head over to https://wefunder.com/elevate.money and reserve your investment **before it's too late**.

Your reservation is a non-binding way to show an interest in investing in us. At this stage, we are "testing the waters" to gauge investor interest under Regulation Crowdfunding.

Invest in Elevate Money on Wefunder

We also wanted to take this opportunity to answer a few questions we've received.

1. **What investment am I making a reservation for on Wefunder?** - You are making a reservation to invest in Elevate Money Inc., which is the technology platform and sponsor of our proprietary real estate investment funds (REITs). It's like investing in Charles Schwab, the company, rather than the stocks or ETFs on the Charles Schwab platform.
2. **What is the difference between investing in Elevate Money on Wefunder vs. investing with Elevate Money on the app or website?** - On Wefunder, you are investing in the parent company Elevate Money. On the Elevate Money app and website, you would be investing in our real estate funds or REITs. The former is an equity investment in the parent company, and the latter is a real estate investment tied to the properties owned or to be owned by the REITs.
3. **What is the difference between investing in Boxabl and Elevate Money?** - Investing in Boxabl is an investment in the company Boxabl, and investing in Elevate Money is an investment in the company Elevate Money. We are not involved in Boxabl as a company. Rather, we have a contract to purchase the Boxabl Casita housing units as they are manufactured by Boxabl.
4. **How do I invest in your Future of Housing Fund REIT?** - Visit https://www.elevate.money/boxabl to sign up for the waitlist. We expect this REIT to be live later this summer, and you will be notified once it is able to accept investments. (Investing in our community round on Wefunder is not a direct investment in the Future of Housing Fund).

Invest in Elevate Money on Wefunder

Should you have any other questions or need further clarification, please contact our support desk. support@elevate.money

Thank you!

Harold, Alex, Sach
The Founders of Elevate Money

**Disclaimer. Elevate Money is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind."*